UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2021

Commission File Number: 001-40865

Wallbox N.V.

(Exact Name of Registrant as Specified in Its Charter)

Carrer del Foc, 68

Barcelona, Spain 08038

Tel: +34 930 181 668

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

CONTENTS

Business Combination

As previously announced, on June 9, 2021, Kensington Capital Acquisition Corp. II, a Delaware corporation (“Kensington”), Wallbox B.V., a private company with limited liability incorporated under the Laws of the Netherlands (besloten vennootschap met beperkte aansprakelijkheid and which was converted into a public limited liability company (naamloze vennootschap)) (“Holdco”), Orion Merger Sub Corp., a Delaware corporation and wholly owned subsidiary of Holdco (“Merger Sub”), and Wall Box Chargers, S.L., a Spanish limited liability company (sociedad limitada) (the “Company”), entered into a business combination agreement (the “Business Combination Agreement”), pursuant to which, among other things, Kensington and the Company agreed to enter into a business combination. Terms not otherwise defined herein have the meanings assigned to them in the Business Combination Agreement, a copy of which is filed as Exhibit 2.1 to Holdco’s registration statement on Form F-4.

On October 1, 2021 (the “Closing Date”), Holdco consummated the previously announced business combination pursuant to the Business Combination Agreement.

On the Closing Date, the following transactions occurred pursuant to the terms of the Business Combination Agreement (collectively, the “Business Combination”):

Holdco (i) changed its legal form from a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) to a public limited liability company (naamloze vennootschap) and (ii) entered into the Deed of Conversion containing the Articles of Association of Wallbox N.V., copies of which are filed as Exhibit 3.1 and 3.2 to this Report of Foreign Private Issuer on Form 6-K and are incorporated by reference herein;

Prior to the Closing Date, each holder of Company Convertible Notes converted its Company Convertible Notes into Company Ordinary Shares and on the Closing Date, each holder of Company Ordinary Shares contributed its Company Ordinary Shares to Holdco in exchange for Holdco Ordinary Shares and the Company became a wholly-owned subsidiary of Holdco;

Each issued Company Ordinary Share was contributed in kind to Holdco and Holdco issued, in aggregate, to holders of Company Ordinary Shares (including the Company Ordinary Shares issued upon the conversion of the Company Convertible Notes) 106,778,437 Holdco Ordinary A Shares and 23,250,793 Holdco Ordinary B Shares, as applicable, and each holder of Company Ordinary Shares (including the Company Ordinary Shares issued upon the conversion of the Company Convertible Notes) ceased to be the holder of such Company Ordinary Shares;

Merger Sub merged with and into Kensington (the “Merger”) with Kensington as the surviving corporation, and Kensington became a wholly-owned subsidiary of Holdco; as a result of the Merger, all of the Kensington Common Stock of the Surviving Corporation (other than Excluded Shares) were converted into the right to receive New Kensington Common Stock;

Each Company Option that was outstanding immediately prior to the Exchange Effective Time, whether vested or unvested, was converted at the Exchange Effective Time into an option to purchase a number of shares of the applicable class of Holdco Ordinary Shares as determined pursuant to the Business Combination Agreement;

19,861,318 shares of Kensington Common Stock issued and outstanding immediately prior to the Merger Effective Time (other than the Excluded Shares) were converted into and became shares of New Kensington Common Stock, and each such share of New Kensington Common Stock was immediately thereafter be exchanged for Holdco Shares, and Holdco issued one Holdco Ordinary A Share for each share of New Kensington Common Stock exchanged;

14,683,333 Kensington Warrants that were outstanding immediately prior to the Merger Effective Time ceased to represent a right to acquire the number of shares of Kensington Class A Common Stock and were converted into a right to acquire one Holdco Ordinary A Share and thereupon were assumed by Holdco pursuant to Warrant Assignment, Assumption and Amended & Restated Warrant Agreement which is filed as Exhibit 4.1 to this Report of Foreign Private Issuer on Form 6-K and is incorporated by reference herein; and

An aggregate of 11,100,000 Holdco Ordinary A Shares (inclusive of the 1,100,000 shares described under “PIPE Investment” below) were issued for a purchase price of $10.00 per share and an aggregate purchase price of $111 million, in a private placement pursuant to the subscription agreements entered into in connection with the Business Combination.

The Wallbox Class A ordinary shares will begin trading on the New York Stock Exchange on October 4, 2021 under the symbol “WBX.”

On the Closing Date, Kensington issued a press release announcing the closing of the Business Combination. A copy of the press release is filed as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K and is incorporated by reference herein.

PIPE Investment

Effective as of September 29, 2021, Holdco and Kensington entered into separate subscription agreements (each, a “Subscription Agreement”) with a number of investors (each a “Subscriber”), pursuant to which the Subscribers agreed to purchase, and Holdco agreed to issue to the Subscribers, an aggregate of 1,100,000 Holdco Ordinary A Shares (the “PIPE Shares”), for a purchase price of $10.00 per share and an aggregate purchase price of $11.0 million, in a private placement (the “New PIPE”). Certain officers and directors of Kensington and their affiliates have subscribed for approximately 600,000 PIPE Shares pursuant to the Subscription Agreements.

Pursuant to the Subscription Agreements, Holdco agreed, among other things, that, within 30 calendar days after the consummation of the Transactions (the “Filing Deadline”), Holdco will file with the SEC (at Holdco’s sole cost and expense) a registration statement registering the resale of the PIPE Shares (the “Resale Registration Statement”), and Holdco will use its commercially reasonable efforts to have the Resale Registration Statement declared effective as soon as practicable after the filing thereof.

The foregoing description of the Subscription Agreements is qualified in its entirety by reference to the full text of the form of the Subscription Agreement, a copy of which is filed as Exhibit 10.2 to this Report of Foreign Private Issuer on Form 6-K and is incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description

3.1	Articles of Association of Wallbox N.V.

3.2	Deed of Conversion to Wallbox N.V., dated as of October 1, 2021.

4.1	Warrant Assignment, Assumption and Amended & Restated Warrant Agreement, dated October 1, 2021.

10.1	Registration Rights Agreement and Lock-up Agreement Agreement, dated October 1, 2021.

10.2	Form of Subscription Agreement dated September 29, 2021.

10.3	Wallbox N.V. 2021 Equity Incentive Plan.

10.4	Wallbox N.V. 2021 Employee Stock Purchase Plan.

99.1	Press release, dated October 1, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Wallbox N.V.

Date: October 1, 2021	By:	/s/ Enric Asunción Escorsa
Enric Asunción Escorsa
Chief Executive Officer